March 29, 2022

VIA EDGAR

Division of Corporation Finance
Office of Energy & Transportation
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628

Attention:	Sondra Snyder
Gus Rodriguez
Liz Packebusch
Laura Nicholson

Re:	Excelerate Energy, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed March 16, 2022
File No. 333-262065

Ladies and Gentlemen:

Pursuant to our discussions and on behalf of Excelerate Energy, Inc., a Delaware corporation, we are hereby providing you with draft revisions to the above-captioned Registration Statement on Form S-1 (as amended, the “Registration Statement”) in respect of the proposed offering price range and related changes. Specifically, attached hereto as a courtesy exhibit are draft revisions in respect of the preliminary estimated price range, marked to show the changes made to the comparable disclosure in the Registration Statement, including the unaudited pro forma condensed consolidated financial information set forth therein, filed with the Securities and Exchange Commission (the “Commission”) on March 16, 2022. Should you have any questions on this letter, please do not hesitate to contact me at (212) 351-4034 or at afabens@gibsondunn.com.

Sincerely,

/s/ Andrew L. Fabens
Andrew L. Fabens
Gibson, Dunn & Crutcher LLP

cc:	Steven Kobos, President and Chief Executive Officer of Excelerate Energy, Inc.
Alisa Newman Hood, Executive Vice President, General Counsel and Secretary of Excelerate Energy, Inc.
Hillary H. Holmes, Partner of Gibson, Dunn & Crutcher LLP
Michael Kaplan, Partner of Davis Polk & Wardwell LLP
Pedro Bermeo, Partner of Davis Polk & Wardwell LLP